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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43369

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

PJ Solomon Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 Avenue of the Americas, 31st Floor
(No. and Street)

New York	NY	10105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel — (212) 897-1688
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

30 Rockefeller Plaza	New York	NY	10112-0015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

PJ SOLOMON SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934
as a public document.

PJ Solomon Securities, LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

\

[x]   (a) Facing Page.
          Report of Independent Registered Public Accounting Firm.

[x]   (b) Statement of Financial Condition.

[ ]   (c) Statement of Operations.

[ ]   (d) Statement of Changes in Member's Equity.

[ ]   (e) Statement of Cash Flows.

[ ]   (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ]   (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
          under the Securities Exchange Act of 1934.

[ ]   (h) Computation for Determination of Reserve Requirements for Brokers and Dealers
          Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

[ ]   (i) Information Relating to the Possession or Control Requirements for Brokers and
          Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

[ ]   (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital
          Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve Requirements
          Under Rule 15c3-3.

[ ]   (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With
          Respect to Methods of Consolidation.

[x]   (l) An Affirmation.

[ ]   (m) A copy of the SIPC Supplemental Report. (filed with SIPC only)

[ ]   (n) Statement of Exemption from Rule 15c3-3.

[ ]   (o) Independent Accountants' Report on Statement of Exemption from Rule 15c3-3.

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*





AFFIRMATION

I, Peter J. Solomon, affirm that to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to PJ Solomon Securities, LLC as of and for the year ended December 31, 2018, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President
Title

Notary Public

GINA GUTIERREZ
NOTARY PUBLIC, STATE OF NEW YORK
No 01GU6239126
Qualified in New York
Commission Expires April 18, 20 19

PJ Solomon Securities, LLC
Index
December 31, 2018

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA
Tel: +1-212-492-4000
Fax: +1-212-489-1687
www.deloitte.com

Deloitte.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Senior Management of PJ Solomon Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of PJ Solomon Securities, LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Emphasis of a Matter

As described in Note 4, the accompanying financial statement includes significant transactions with affiliates and may not necessarily be indicative of conditions that would have existed or results of operations if the Company had operated as an unaffiliated business. Our opinion is not modified with respect to this matter.

Deloitte & Touche LLP

February 28, 2019

We have served as the Company's auditor since 2016.

PJ Solomon Securities, LLC

Statement of Financial Condition
December 31, 2018

Assets

Cash	$	6,795,298
Securities owned		400,000
Accounts receivable		3,708,063
Other assets		18,939
Total assets	$	10,922,300

Liabilities and Member's Equity

Due to parent	$	2,850,253
Due to affiliate		100,000
Accrued expenses		107,000
Deferred revenue		1,582,007
Total liabilities		4,639,260
Member's equity		6,283,040
Total liabilities and member's equity	$	10,922,300

The accompanying notes are an integral part of this financial statement.

1. **Nature of Operations**

    PJ Solomon Securities, LLC (the "Company") is a wholly-owned subsidiary of PJ Solomon, L.P. Company (the "Parent" or "member"). Natixis, S.A., a French investment bank, owns a majority interest in the Parent. The Company is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The operating agreement provides for the Company to exist in perpetuity. There is only one class of member. The Company renders corporate financial advisory services to selected clients. Such advisory services include mergers, acquisitions and financial restructurings.

    The Company does not hold funds or securities for, or owe money or securities to, customers.

    The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with the Parent, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

2. **Summary of Significant Accounting Policies**

    Basis of Presentation
    This financial statement was prepared in conformity with accounting principles generally accepted ("GAAP") in the United States of America which requires management to make estimates and assumptions that could affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

    Income Taxes
    As a wholly-owned limited liability company, the Company is not subject to Federal, state or local taxes. All items of income, expense, gains and losses are reportable by the member for tax purposes.

    Cash
    Cash on deposit with financial institutions may, at times, exceed federal insurance limits. At December 31, 2018, the Company had no cash equivalents. None of the Company's cash is restricted in any way.

    Deferred Revenue
    Deferred revenue represents amounts received in advance of future services to be provided.

2. **Summary of Significant Accounting Policies (continued)**

Translation of Foreign Currency
The Company adheres to the accounting and reporting requirements in accordance with GAAP relating to "Foreign Currency Translation." The Company's functional currency is the United States dollar. Assets and liabilities denominated in nonfunctional currencies are translated into U.S. dollar amounts at the year-end exchange rate. Income and expenses that are denominated in nonfunctional currencies are translated into U.S. dollar amounts on the transaction date. Adjustments arising from currency translation are reflected in the consolidated statement of operations.

3. **Revenue Recognition Items**

The beginning and ending balance of receivables, contract assets and contract liabilities are presented below:

	Receivables	Contract Assets	Contract Liabilities
Balance, January 1, 2018	$ 3,897,807	$ -	$ 230,645
Balance, December 31, 2018	$ 3,708,063	$ -	$ 1,582,007

The opening contract liabilities balance represents deferred revenues for amounts received in advance of services provided in fiscal year 2018.

4. **Related Party Transactions**

Much of the revenue reflected in the Company's statement of operations was generated in conjunction with its Parent's activities. The revenue of the Company that is reflected in these financial statements relates mainly to transactions that are required to be reflected in the earnings of a registered broker-dealer. Under a new expense sharing agreement, the Company reimburses its Parent 60% as compensation paid for generation of this revenue. Non-compensation expenses are owed based on the ratio of the Company's revenues to the total revenue of the Parent. This amount has been determined based upon estimates made by the parties of the value of the goods and services to be provided. This new arrangement has resulted in significant changes from the prior year.

With respect to certain transactions, revenues are earned together with an affiliate.

Excess cash is paid to the Parent periodically and reflected as distributions.

5.   **Investments**

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the "exit price") in an orderly transaction between market participants at the measurement date.

Fair Value Measurement guidance establishes a hierarchy that prioritizes the inputs to valuation techniques giving the highest priority to readily available unadjusted quoted prices in active markets for identical assets (Level I measurements) and the lowest priority to unobservable inputs (Level III measurements) when market prices are not readily available or reliable. The securities held by the Company are considered Level III securities because they trade infrequently (or not at all) and therefore have little or no readily available pricing. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available. Securities for which market prices are not readily available are valued at such value as management may reasonably determine in good faith to be its fair value, in consideration of either earnings, financial condition of the companies or recent equity transactions by a significant investor and other investment criteria. The fair value of the securities held by the Company are valued at the latest transaction price. The Company believes that no events occurred subsequent to the last transaction price that would have an impact on the fair value of the securities.

6.   **Regulatory Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company had net capital of $4,380,876 which was $4,071,592 in excess of its minimum of $309,284, 6 2/3% of aggregate indebtedness, which was greater than its required minimum of $100,000.

The Company is not affected by the requirements of Securities and Exchange Commission Rule 15c3-3 since the Company never holds the cash or securities of customers.

7.   **Concentrations**

The Company maintains its cash accounts in a commercial bank. The Company does not consider itself to be at risk with respect to its cash balances.

For the year ended December 31, 2018, 50% of accounts receivable was from one customer.

8.   **Recent Accounting Pronouncements**

Effective for the fiscal year beginning January 1, 2019, any operating leases will be subject to ASU 2016-02 which calls for the right to use leased assets and the present value of future lease payments to be reflected on the Company's Statement of Financial Condition. The Company does not expect that this change in generally accepted accounting principles will have any material effect on its overall financial condition, its operations or its regulatory compliance. The Company has no leases and therefore the adoption of this guidance will have no impact on the financial statements.

9.   **Subsequent Events**

The Company has reviewed events that have occurred after December 31, 2018 through the date the financial statements were issued. The Company had no subsequent events requiring adjustment or disclosure.